Exhibit 99.1

LAIX Inc. Announces Changes in Board and Committee Composition

SHANGHAI, September 18, 2020 – LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced that Mr. Christopher Ludwig Eisgruber, one of the Company’s independent directors, will cease to serve on the Company’s board of directors and its committees upon the expiration of his current term ending on September 30, 2020. Upon the effectiveness of Mr. Eisgruber’s departure, Ms. Min (Jenny) Zhang will be appointed as a member of the compensation committee and the chairperson of the nominating and corporate governance committee of the board of directors of the Company, replacing Mr. Christopher Ludwig Eisgruber. In addition, Dr. Li-Lan Cheng was re-elected to serve another two-year term as an independent director of the Company, effective September 30, 2020.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For investor and media inquiries, please contact:

LAIX Inc.

Harry He

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com